Exhibit 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings to Fixed Charges

($’s in thousands)

	For the years ended December 31,
	2001	2002	2003	2004	2005
Earnings:
Pre-tax income (loss)	$(31,949)	$(21,674)	$(37,373)	$14,424	$12,386
Add fixed charges	52,365	52,773	58,856	60,789	62,385
Less capitalized interest	(481)	(788)	(1,513)	(5,102)	(7,130)

Total Earnings	$19,935	$30,311	$19,970	$70,111	$42,869

Fixed Charges:
Interest expense – inclusive of the amortization of debt issuance costs	$48,751	$48,669	$54,001	$51,778	$49,535
Capitalized interest	481	788	1,513	5,102	7,130
Estimated interest portion in rent expense	3,133	3,316	3,342	3,909	5,720

Total Fixed Charges	$52,365	$52,773	$58,856	$60,789	$62,385

Ratio of earnings to fixed charges	0.38x	0.57x	0.34x	1.15x	0.69x